Mail Stop 3561


									April 13, 2006




Mr. Martin F. Roper
President and Chief Executive Officer
The Boston Beer Company, Inc.
75 Arlington Street
Boston, Massachusetts 02116


		RE:	The Boston Beer Company, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2005
			Filed March 15, 2006
			File No.  1-14092

Dear Mr. Roper:

		We have reviewed your responses in your letter dated
March
27, 2006 and have the following additional comments.

		We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements, page 38

B. Summary of Significant Accounting Policies, page 38

Advertising and Sales Promotions, page 40

1. It appears that you receive reimbursements from your customers for advertising and promotional activities. To the extent material please discuss in your MD&A the impact these reimbursements had on your advertising, promotional and selling expense line item in your financial statements. Your current discussion is silent in this regard. You should provide a context for the reader to understand the impact of such reimbursements and whether or not management would continue to incur the same level of advertising expenditures if your customers discontinued their reimbursements of advertising and promotional expenses.

Segment Reporting, page 43

2. We read your response to comment 1 in our letter dated March 7, 2006. Please tell us in detail what your SABC operations represent.
In this regard, we note you have a SABC Operations Summary on page
34
and a SABC P&L on page 35 of your December 31, 2004 Management
Book.
In your response, tell us the purpose of these reports and how these reports are used by management to analyze your business. It appears to us that these operations may represent your internal brewing operations. Please explain why the margins generated by SABC are lower than margins generated by your other revenue generating activities.

Exhibit 23.1 and 23.2 - Consents of Independent Registered Public
Accounting Firms

3. Please provide us with original signed consents and ensure that you revise future consents to include the signature of your accounting firm.

		As appropriate, please respond to these comments within
10
business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

		If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,


									George F. Ohsiek, Jr.
									Branch Chief
Mr. Martin F. Roper
The Boston Beer Company, Inc.
April 13, 2006
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